SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                           For the Month of April 2005

                             -----------------------

                          JINPAN INTERNATIONAL LIMITED
                 (Translation of Registrant's Name into English)

                   c/o Hainan Jinpan Special Transformer Works
                                  Section D-2,
                             No. 100 Industry Avenue
                             Jinpan Development Area
                               Haikou, Hainan PRC

                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  |X|        Form 20-F         |_|      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  |_|      Yes               |X|      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

         Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's press release, dated April 8, 2005.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      JINPAN INTERNATIONAL LIMITED
                                      (Registrant)

                                      By: /s/ Jing Yuqing
                                          --------------------------------------
                                      Name: Jing Yuqing
                                      Title: Secretary

Dated:  April 11, 2005

    EXHIBIT NO.      DESCRIPTION

    1.               Press release, dated April 11, 2005.

                                                                       EXHIBIT A

APRIL 08, 2005
ENGLEWOOD CLIFFS, NEW JERSEY
Company Contact: Mr. Mark Du

Telephone: (201) 227-0680

JINPAN INTERNATIONAL LIMITED (AMEX SYMBOL `JST') RELEASES INITIAL FORECASTS FOR 2005.

ENGLEWOOD CLIFFS, NJ-APRIL 08, 2004- JINPAN INTERNATIONAL LIMITED

(JST), announced today that 2005 first quarter sales and net income increased approximately 60% and 30% respectively as compared to the Q1 of last year. Based on current business activity the company is expecting close to a 50% increase for sales during 2005. Among the 50% increase, 30% is attributed to pricing increases and 20% is attributed to volume increases. With respect to net income, the company expects approximately a 25% increase over the amount realized last year. Currently the company expressed difficulty in predicting the price of raw materials as raw materials have stabilized but remain relatively high with respect where they were during the first quarter last year. The company is looking at several cost cutting measures to help offset a tax rate increase as year 2005 is the first year operating under the expiration of the company's tax advantage where the company will now be taxed at a rate of 15% vs. a 7.5% rate established by the Chinese government for foreign joint ventures.

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.